Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Carriage Services, Inc.:
We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference in the registration statement. Our audit report covering the consolidated financial statements of Carriage Services, Inc. as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 contains an explanatory paragraph that states the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007, and Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006.
/s/ KPMG LLP
Houston, TX
October 8, 2009